Exhibit 99.1

AGM GROUP HOLDINGS, INC.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	November 16, 2022
AGM Group Holdings, Inc.	Beijing, China

To our shareholders:

It is my pleasure to invite you to our 2022 Annual Meeting of Shareholders on December 30, 2022, at 10:00 A.M., Beijing Time (December 29, 2022, at 9:00 P.M., Eastern Time). The meeting will be held at Room 1812, Dong Ta, Wang Zuo Zhong Xin, 1 Jinghua Street South, Chaoyang, Beijing, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Chenjun Li
Chenjun Li
Chairman of the Board of Directors and Co-Chief Executive Officer

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
AGM GROUP HOLDINGS, INC.

TIME:	10:00 A.M., Beijing Time, on December 30, 2022 (9:00 P.M., Eastern Time, on December 29, 2022)

PLACE:	Room 1812, Dong Ta, Wang Zuo Zhong Xin, 1 Jinghua Street South, Chaoyang, Beijing, People’s Republic of China.

ITEMS OF BUSINESS:

(1)	The election of five directors, Mr. Chenjun Li, Mr. Wenjie Tang, Ms. Fangjie Wang, Ms. Jing Shi and Mr. Jialin Liu, each to serve a term expiring at the annual meeting of shareholders in 2023 or until their successors are duly elected and qualified; and

(2)	The ratification of the appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

WHO MAY VOTE:	You may vote if you were a shareholder of record on November 7, 2022.

ANNUAL REPORT:	A copy of our 2021 Annual Report on Form 20-F is available on the Company’s website at www.agmprime.com under Investors and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about November 21, 2022.

By order of the Board of Directors,

/s/ Chenjun Li
Chenjun Li
Chairman of the Board of Directors and Co-Chief Executive Officer

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

What am I voting on?

You will be voting on the following:

(1)	The election of five directors, Mr. Chenjun Li, Mr. Wenjie Tang, Ms. Fangjie Wang, Ms. Jing Shi and Mr. Jialin Liu, each to serve a term expiring at the annual meeting of shareholders in 2023 or until their successors are duly elected and qualified; and

(2)	The ratification of the appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

Who is entitled to vote?

You may vote if you owned ordinary shares of AGM Group Holdings Inc. (the “Company” or “AGM Holdings”) as of the close of business on November 7, 2022. As of November 7, 2022, we had 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares outstanding. Each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to five votes.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate or book entry form, you have two voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to the time of the meeting, or (3) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Class A ordinary shares and/or Class B ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of November 7, 2022.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to ir@agmprime.com.  Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our meeting, 50% of the votes of the classes of shares entitled to vote as of November 7, 2022 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting may, with the consent of the meeting, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1. The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2. The ratification of the appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Our Board currently consists of five directors, Mr. Chenjun Li, Mr. Wenjie Tang, Ms. Fangjie Wang, Ms. Jing Shi and Mr. Jialin Liu, each serving a term expiring at the annual meeting of shareholders in 2023 or until their successors are duly elected and qualified. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Chenjun Li

Chairman of the Board of Directors

Age — 40

Mr. Chenjun Li has been our Co-Chief Executive Officer since July 2021 and the Chairman of the Board since September 2021. Mr. Li is an expert in the sector of computer software, possessing over 10 years of experience in credit card and credit card related systems and 8 years of experience in Bitcoin and blockchain technology. He is proficient in software development system, open-source technology system and operating system principles. Mr. Li started his career at Shanghai Huateng Software System Co., Ltd. and Tonglian Payment Network Service Co., where he would serve for 7 years and took the responsibilities of module development, joint debugging and testing, positioning problems, and bug fixes, designing, developing and constructing integrated management platform of the ABC Credit Card Center in addition to the core system, construction of the second-generation system of UnionPay II and overseeing system architecture design, system analysis, quality control, and follow-up planning, among others. From 2013 to 2021, Mr. Li served as the Chief Technology Officer at Shenzhen HighSharp Electronics Ltd., where he was responsible for not only constructing and designing R&D of SMIC’s 55nm Bitcoin chip TSMC’s 16nm Bitcoin chip, Samsung’s 10nm Bitcoin chip, and SMIC’s N+1 Bitcoin chip, but also the algorithm design, system design, algorithm verification and system verification of high-performance Bitcoin ASIC chip and the entire solution Mr. Li obtained his bachelor’s degree in computer science and technology from Tongji University in 2005.

Wenjie Tang.

Director

Age — 41

Mr. Tang is the co-founder of our Company and has served as Chief Executive Officer since the beginning and serve as director of the Company commencing February 9, 2018. Before co-founding our subsidiary AGM Beijing, he co-founded and held the Chief Executive Officer position in Beijing Miteke Technology Co. Ltd. from 2011 to 2015, and was Chief Representative and Chief Business Officer in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2009 to 2011. Mr. Tang earned his master’s degree in Economics from Tufts University in Boston, and his bachelor’s degree in Economics from Shanghai Fudan University. He is a Certified Financial Analyst (level 3 candidate), and has passed series 3 of the National Commodities Futures Examination in the United States. Mr. Tang has 12 years of experience in forex trading, more than 15 years of experience in stock and futures investment. He also has a profound understanding of the operation principles, market microstructure, macro trading, trading system and risk control.

Fangjie Wang

Independent Director

Age — 32

Ms. Wang has served as our Independent Director and Chairman of Audit Committee since January 2019. Ms. Wang has been working as an Audit Manager at Beijing Hua Long Ding Jia Certified Public Accountants Co., Ltd since March 2018. Prior to that, she worked at Zhongxinghua Certified Public Accountants LLP as an Audit Assistant from August 2017 to February 2018. She worked as the Lecturer of International Economics and Trade at Hubei Vocational Technical Institute from June 2016 to July 2017. She interned as a teacher of Ecological Tourism at Adult Education Academy of Guangxi Normal University. She interned as an assistant at Tian Jia Bing Academy of Guangxi Normal University from June 2014 to March 2016. From August 2013 to May 2014, she worked as an Internal Assistant to Duty Manager at Xiaogan Branch of Agricultural Bank of China. Ms. Wang graduated from Guangxi Normal University in 2016 and received a master’s degree in Management. Before that, she received a bachelor’s degree in International Economics and Trade from Hubei University. Ms. Fangjie Wang is an accounting expert and is experienced with establishing effective internal control system. There are no family relationships between Fangjie Wang and any other employees or members of the Board of Directors of the Company.

Jialin Liu

Independent Director

Age — 64

Mr. Liu has served as our Independent Director and Chairman of Compensation Committee since March 2017. He has been the Chairman of the Board of Profit Well Gold Investment (Beijing) Co., Ltd. since 2006. He earned his bachelor’s degree from Central University of Finance and Economics. He is very experienced with administrative management and finance.

Jing Shi

Independent Director

Age — 36

Ms. Jing Shi has served as our Independent Director and Chairman of Nominating Committee since April 2021. Ms. Shi has been the Assistant to CEO at Dingyi Group since August 2019. Ms. Shi has had extensive experience at various investment companies with regard to financial management and account operations. From July 2018 to June 2019, Ms. Shi was in charge of all the financial operations at Baowan Capital. Ms. Shi started her career as a member of its Capital Settlement Office in 2011, at the prestigious China General Nuclear Power Corporation, where she would eventually advance to senior management within 5 years. From July 2012 to June 2015, she was an accountant at the New Project Department. From July 2015 to July 2018, Ms. Shi served as a Senior Manager at the Investment and Development Center, where she managed all aspects of financial operations of the company. Ms. Shi acquired her Bachelor’s Degree in Investment Management from the Central University of Finance and Economics in 2009, and her Master’s Degree from the Chinese Academy of Fiscal Sciences in 2011.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Chenjun Li has been the Chairman of the Board of Directors since September 15, 2021. Prior to that, Mr. Bin Cao was the Chairman of the Board of Directors from May 19, 2019 to September 10, 2021. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Co-Chief Executive Officers serve on the Board as they play a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION

OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF TPS Thayer, LLC
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Audit Committee of the Board of Directors has appointed TPS Thayer, LLC to serve as the Company’s fiscal year 2022 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of TPS Thayer, LLC be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

On April 5, 2022, Company dismissed its independent registered public accounting firm, JLKZ CPA LLP (“JLKZ”).

The report of JLKZ on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During the Company’s fiscal year ended December 31, 2019 and through April 5, 2020, the date of dismissal, (a) there were no disagreements with JLKZ on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of JLKZ, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee and the Board of Directors of the Company ratified the appointment of TPS Thayer, LLC (“TPS Thayer”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two fiscal year ended December 31, 2020 and any subsequent interim periods through the date hereof prior to the engagement of TPS Thayer, neither the Company, nor someone on its behalf, has consulted TPS Thayer regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Audit services provided by TPS Thayer for fiscal years ended December 31, 2021 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

What services does TPS Thayer provide?

Audit services provided by TPS Thayer for fiscal 2022 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of TPS Thayer be present at the meeting?

A representative of TPS Thayer is not expected to be present at the Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of TPS Thayer is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
TPS Thayer AS THE COMPANY’S FISCAL 2022 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office expiring at the annual meeting of shareholders in 2023 or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive additional compensation for their services as directors. Non-employee directors are entitled to receive a cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended. We have agreed to pay Jialin Liu cash compensation of RMB 60,000 (approximately $9,177), Jing Shi cash compensation of RMB72,000 (approximately $11,013), and Fangjie Wang cash compensation of RMB72,000 (approximately $11,013) per year. The salaries are paid yearly. For the fiscal year ended December 31, 2021, we have paid our non-employee directors their respective yearly salaries.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nomination Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by stockholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

AGM Group Holdings, Inc.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.agmprime.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2021?

Our Board met one time and acted eight times by unanimous written consent in lieu of a meeting during the fiscal year ended December 31, 2021. Our Board has an Audit Committee, a Compensation Committee, and a Nomination Committee. The Audit Committee acted four times by unanimous written consent during the fiscal year ended December 31, 2021. The Compensation Committee acted two times by unanimous written consent during the fiscal year ended December 31, 2021. The Nomination Committee acted one time by unanimous written consent during the fiscal year ended December 31, 2021. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2021. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2021, the Board of Directors has an Audit Committee, a Compensation Committee, and a Nomination Committee. The members of each of the Committees as of December 31, 2021, and their principal functions are shown below.

Audit Committee

The members of the Audit Committee are:

Fangjie Wang, Chairwoman

Jialin Liu

Tingfu Xie (until April 30, 2021)

Jing Shi (from April 30, 2021 to present)

The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Fangjie Wang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. In carrying out its responsibility, the Audit Committee’s responsibilities include:

1.	Reviewing with management and the independent auditor on a continuing basis the adequacy of the Corporation’s system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon) of the Corporation and its subsidiaries.

2.	Reviewing the independent auditor’s proposed audit scope and approach.

3.	Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditor.

4.	Reviewing the performance of the independent auditor.

5.	Recommending the appointment of independent auditor to the Board, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.	Pre-approving all audit and permitted non-audit and tax services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.	Reviewing with management and the independent auditor the annual and quarterly financial statements of the Corporation including (a) the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or Form 10- Q with the U.S. Securities and Exchange Commission (“SEC”); and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.	Reviewing before release the un-audited quarterly operating results in the Corporation’s quarterly earnings release, financial information and earning guidance provided to analysts.

9.	Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities;

10.	Reviewing management’s monitoring of compliance with the Corporation’s Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.	Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Corporation’s financial statements;

12.	Providing oversight and review of the Corporation’s asset management policies, including an annual review of the Corporation’s investment policies and performance for cash and short-term investments;

13.	If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.	Reviewing related party transactions for potential conflicts of interest;

15.	Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditor and the Corporation;

16.	Establishing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Corporation’s accounting, internal controls, and auditing matters;

17.	Establishing policies for the hiring of employees and former employees of the independent auditor;

18.	Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.	Performing other oversight functions as requested by the full Board.

Compensation Committee

The members of the Compensation Committee were:

Jialin Liu, Chairman

Fangjie Wang

Tingfu Xie (until April 30, 2021)

Jing Shi (from April 30, 2021 to present)

The Compensation Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. The Compensation Committee’s responsibilities include:

1.	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer(s) (“CEO”), evaluate at least annually the CEO’s performance in light of those goals and objectives, and determine and approve the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee may consider the Corporation’s performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company’s CEO in past years.

2.	Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Corporation, and such other officers of the Corporation as directed by the Board.

3.	Reviewing and making recommendations to the Board regarding all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Corporation.

4.	Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Corporation’s employees and the criteria by which bonuses to the Corporation’s employees are determined.

5.	Acting as Administrator any Stock Option Plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Corporation. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board, grant stock options or stock purchase rights to individuals eligible for such grants and amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance hereunder.

6.	Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Corporation for the provision of compensation to employees of, directors of and consultants to the Corporation.

7.	Preparing a report (to be included in the Corporation’s proxy statement) which describes: (a) the criteria on which compensation paid to the CEO for the last completed fiscal year is based; (b) the relationship of such compensation to the Corporation’s performance; and (c) the Compensation Committee’s executive compensation policies applicable to executive officers.

8.	Authorizing the repurchase of shares from terminated employees pursuant to the applicable law.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Nomination Committee

The members of the Nomination Committee are:

Jing Shi, Chairwoman

Fangjie Wang

Tingfu Xie (until April 30, 2021)

Jing Shi (from April 30, 2021 to present)

The Nomination Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nomination Committee’s responsibilities include:

1.	Reviewing the composition and size of the Board and determining the criteria for membership of the Board, including issues of character, judgment, independence, diversity, age, expertise, corporate experience, length of service, and other commitments outside the Corporation.

2.	Conducting an annual evaluation of the Board.

3.	Identifying, considering, and recommending candidates to fill new positions or vacancies on the Board, and reviewing any candidates recommended by stockholders in accordance with the bylaws. In performing these duties, the Committee shall have the authority to retain any search firm to be used to identify candidates for the Board and shall have sole authority to approve the search firm’s fees and other retention terms.

4.	Evaluating the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

5.	Evaluating director compensation, consulting with outside consultants when appropriate, and making recommendations to the Board regarding director compensation.

6.	Reviewing and making recommendations to the Board with respect to a Director Option Plan and any proposed amendments thereto, subject to obtaining stockholder approval of any amendments as required by law or Nasdaq or the NYSE Market LLC Company Guide Rules.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors not later than the next regular Board meeting.

Diversity

The Board of Directors does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the Board of Directors, the Nominating Committee is charged with building and maintaining a board that has an ideal mix of talent and experience to achieve our business objectives in the current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

Board Diversity Matrix

This table below provides certain information regarding the diversity of our Board of Directors as of the date of this proxy statement.

Board Diversity Matrix for AGM Group Holdings Inc.

As of 11/16/2022
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our directors, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Steven Yuan Ning Sim

Chief Financial Officer

Age — 45

Mr. Steven Yuan Ning Sim has over 15 years of audit and financial management experience. Mr. Sim has served as the Chief Financial Officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent financial solutions provider in China, since October 2016. Mr. Sim has also served as an independent director of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK), a provider of online education and technology services in China, since March 2021. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Yufeng Mi

Chief Technology Officer

Age — 46

Mr. Mi has served as Chief Technology Officer since the beginning. Before co-founding our subsidiary AGM Beijing, he co-founded Beijing Miteke Technology Co. Ltd. with Wenjie Tang and was the IT department manager in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2011 to 2015. Mr. Mi earned his master’s degree in Computer Science from Université Pierre et Marie Currie, his master’s degree in finance from Université Dauphine, and his bachelor’s degree in communication technology from Shanghai Jiaotong University. He is a Certified Financial Analyst (level 1) in the United States and a Financial Risk Manager. Mr. Mi is experienced in B2C e-commerce, forex trading system, and system design.

Bo Zhu

Chief Strategy Officer

Age — 36

Dr. Zhu is a veteran entrepreneur in the sector of computer software, now serving as the general manager of Hangzhou Fanteng Technology Co., Ltd. and as an assistant researcher at Zhejiang University, where he received his doctoral degree in Computer Science and Technology in 2013. In 2012, he joined the Scientific Computing and Imaging Institute at University of Utah, USA as a visiting scholar to study high-order numerical computing based on GPU parallel computing. His research focuses on data analysis, intelligent and large data visualization, parallel computing, and the R&D of a common platform for numerical simulation. Mr. Zhu has participated in two projects under the National Natural Science Fund, a project under the Equipment Development Preliminary Research Fund, a National Science and Technology Major Project, and a project each funded by Zhejiang Provincial Department of Science and Technology, Zhejiang Natural Science Foundation, and China Postdoctoral Science Foundation. He has also partaken in two National Defense Basic Scientific Research programs and an Astronautics Innovation Foundation program. Zhu has published over 20 research papers in total, 19 of which are indexed in SCI/EI. Mr. Zhu also holds three national invention patents as well as multiple independent technological innovations and products. He has played a leading role in launching manifold advanced industrial Internet platforms and big data analysis systems, and is adept at energy data analysis and remote operation and maintenance, intelligent transportation and logistics technologies, and supply chain FinTech.

Yafang Wang

Secretary

Age — 45

Ms. Wang has been the Assistant to the Chairman of the Board at Beijing AnGaoMeng Technology Service Co., Ltd. since May 2015, where she translates financial and legal documents, updates statistical data, and provides administrative support to the Chairman. From April 2012 to May 2015, Ms. Wang worked as a researcher at Beijing Tongzhou New City Investment & Operation Co., Ltd. where her job responsibilities were mainly consisted of searching and collecting urban construction data and real estate trend, preparing Real Estate Weekly for the company, and translating and updating the company’s English website. Prior to that, Ms. Wang was a translator at HVS from June 2011 to December 2011 and an editor at Commercial Express of Embassies and Overseas Agencies form June 2007 to December 2010, where she edited and translated reports and publications. Ms. Wang obtained her bachelor’s degree from Beijing Foreign Studies University in English major in 2005, and an associate degree in public relations from Jilin University in 1997. Ms. Wang has extensive experience in business administration and is proficient in English. There are no family relationships between Yafang Wang and any other employee or member of the board of directors of the Company.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Wenjie Tang

We entered into an employment agreement with Wenjie Tang. Pursuant to the agreement, Mr. Tang has accepted the position of Co-Chief Executive Officer and we have agreed to pay Mr. Tang an annual salary of $42,000.

Chenjun Li

We entered into an employment agreement with Chenjun Li. Pursuant to the agreement, Mr. Li has accepted the position of Co-Chief Executive Officer and we have agreed to pay Mr. Li an annual salary of $150,000.

Steven Yuan Ning Sim

We entered into an employment agreement with Steven Yuan Ning Sim. Pursuant to the agreement, Mr. Sim has accepted the position of Chief Financial Officer and we have agreed to pay Mr. Sim an annual salary of $150,000.

Yufeng Mi

We entered into an employment agreement with Yufeng Mi. Pursuant to the agreement, Mr. Mi has accepted the position of Chief Technology Officer and we have agreed to pay Mr. Mi an annual salary of $30,000.

Bo Zhu

We entered into an employment agreement with Bo Zhu. Pursuant to the agreement, Dr. Zhu has accepted the position of Chief Strategy Officer and we have agreed to pay Mr. Mi an annual salary of $120,000.

Yafang Wang

We entered into an employment agreement with Yafang Wang. Pursuant to the agreement, Ms. Wang has accepted the position of Secretary of the Board and we have agreed to pay Ms. Wang an annual salary of $16,200.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2021 to our officers. No other officer had a salary during either of the previous two years of more than $100,000.

	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang
Co-Chief Executive Officer	2021	42,000	0	0	0	42,000
Chenjun Li
Co-Chief Executive Officer (since September 15, 2021)	2021	0	0	0	0	0
Steven Sim
Chief Financial Officer	2021	9,411	0	0	0	9,411
Bo Zhu
Chief Strategy Officer	2021	80,000	0	0	0	80,000
Yufeng Mi
Chief Technology Officer	2021	11,225	0	0	0	11,225
Yafang Wang
Secretary of the Board	2021	20,706	0	0	0	20,706

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2021?

The members of the Audit Committee during the fiscal year ended December 31, 2021 were Fangjie Wang, Jialin Liu, Tingfu Xie (until April 30, 2021) and Jing Shi (since April 30, 2021). The members as of the date of this proxy statement are Fangjie Wang, Jialin Liu and Jing Shi. Each member of the Audit Committee is independent under the rules of the SEC and the Nasdaq Capital Market. The Board of Directors has determined that Fangjie Wang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.agmprime.com under Governance.

How does the Audit Committee conduct its meetings?

During fiscal 2021, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2021?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with TPS Thayer, LLC, the Company’s independent registered public accounting firm for the 2021 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from TPS Thayer, LLC the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with TPS Thayer, LLC about their independence. The Audit Committee has concluded that TPS Thayer, LLC are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2021?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2021.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2021?

The Audit Committee has reviewed and discussed the fees paid to TPS Thayer, LLC during 2021 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with TPS Thayer, LLC’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

TPS Thayer, LLC’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2021 were $120,000 in total.

Audit-Related Fees

The Company has not paid TPS Thayer, LLC for audit-related services for the fiscal years ended December 31, 2021.

Tax Fees

The Company has not paid TPS Thayer, LLC for tax services for the fiscal years ended December 31, 2021.

All Other Fees

The Company has not paid TPS Thayer, LLC for any other services in fiscal years ended December 31, 2021.

Audit Committee Pre-Approval Policies

Before TPS Thayer, LLC was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by TPS Thayer, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2021 that were attributed to work performed by persons other than TPS Thayer, LLC’s full-time permanent employees was less than 5%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of November 7, 2022 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned are based on 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding as of November 7, 2022. Each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to five votes. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 7, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong. As of November 7, 2022, we had 195 shareholders of record of Class A ordinary shares of record and 2 shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage (3)
Directors and Named Executive Officers:
Chenjun Li, Chairman of the Board, Co-Chief Executive Officer and Director	-	0%	-	0%	-	0%
Wenije Tang, Co-Chief Executive Officer and Director(1)	5,750,000	23.71%	1,500,000	71.43%	13,250,000	38.12%
Steven Sim, Chief Financial Officer	-	0%	-	0%	-	0%
Yufeng Mi, Chief Technology Officer(2)	1,350,000	5.57%	600,000	28.57%	4,350,000	12.52%
Bo Zhu, Chief Strategy Officer		0%	-	0%	-	-%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Jing Shi, Independent Director and Chairwoman of Nominating Committee	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (9 persons)	7,100,000	29.27%	2,100,000	100%	17,600,000	50.64%

5% Beneficial Owners:
None

(1)	Wenjie Tang holds and 1,500,000 Class B ordinary shares. Defi Tech Holdings Ltd., a company formed under the laws of Hong Kong SAR, holds 1,500,000 Class A ordinary shares. Wenjie Tang is the sole shareholder and director of Defi Tech Holdings Ltd. and therefore is deemed the beneficial owner of the 1,500,000 Class A ordinary shares held by Defi Tech Holdings Ltd. In addition, Firebull Tech Limited, a company formed under the laws of Hong Kong SAR, holds 900,000 Class A ordinary shares, Next Block Holdings Ltd., a company formed under the laws of the British Virgin Islands, holds 1,350,000 Class A ordinary shares, Wechain Technology Holdings Ltd, a company formed under the laws of the British Virgin Islands, holds 2,000,000 Class A ordinary shares Wenjie Tang has the voting and dispositive power of and therefore is deemed the beneficial owner of the 900,000 Class A ordinary shares held by Firebull Tech Limited, 1,350,000 Class A ordinary shares held by Next Block Holdings Ltd., and 2,000,000 Class A ordinary shares held by Wechain Technology Holdings Ltd.

(2)	Yufeng Mi holds 600,000 Class B ordinary shares. GMT Tech Holdings Limited, a company formed under the laws of Hong Kong SAR, holds 600,000 Class A ordinary shares. Yufeng Mi is the sole shareholder and director of GMT Tech Holdings Limited and therefore is deemed the beneficial owner of the 600,000 Class A ordinary shares held by GMT Tech Holdings Limited. Light Wave Technology Holdings Ltd, a company formed under the laws of the laws of the British Virgin Islands, holds 750,000 Class A ordinary shares. Yufeng Mi has the voting and dispositive power of and therefore is deemed the beneficial owner of the 750,000 Class A ordinary shares held by Light Wave Technology Holdings Ltd

(3)	Each Class B ordinary share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary share as a single class on all matters presented to our shareholders for their vote approval.

INCORPORATION BY REFERENCE

We incorporate by reference the following filings we made with the SEC:

●	Our annual report on Form 20-F for the fiscal years ended December 31, 2021 filed with the SEC on May 17, 2022;

●	Our report of foreign issuer on Form 6-K furnished with the SEC on May 17, 2022.

You can obtain the documents incorporated by reference in this Information Statement, including the Annual Report, through our website, www.agmprime.com, and from the SEC at its website, www.sec.gov, or by contacting us at AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2021 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Shareholders may access the Annual Report on the Company’s website at www.agmprime.com as well as the SEC’s website at www.sec.gov. The Company will provide a hard copy of the Annual Report containing the audited consolidated financial statements, free of charge, to its shareholders upon written request to Secretary, AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than January 31, 2023. All written proposals should be submitted to: Secretary, AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

AGM GROUP HOLDINGS INC.
C/O CREATIVE CONSULTANTS (HONG KONG) LIMITED
CONNAUGHT COMMERCIAL BUILDING
185 WANCHAI ROAD, ROOM 1502-3 15/F
WANCHAI, HONG KONG

SCAN TO VIEW MATERIALS & VOTE

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Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on December 29, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. The election of five directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01) Chenjun Li 02) Wenjie Tang 03) Fangjie Wang 04) Jialin Liu 05) Jing Shi

The Board of Directors recommends you vote FOR the following proposal:

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000584363_1 R1.0.0.3

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF AGM GROUP HOLDINGS INC.

The undersigned shareholder of AGM Group Holdings Inc. (the "Company") hereby appoints Wenjie Tang, with full power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote, as provided on the other side, all the Class A and/or Class B ordinary shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at Room 1812, Dong Ta, Wang Zuo Zhong Xin, 1 Jinghua Street South, Chaoyang, Beijing, People's Republic of China at 10:00 a.m., on December 30, 2022 (local time) (9:00 p.m. ET on December 29, 2022) or any adjournment thereof.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1, AND FOR PROPOSAL 2.

(Continued and to be marked, dated and signed, on the other side)

0000584363_2 R1.0.0.3